UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 28, 2012

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number   1-2402

A.        Full title of the plan and the address of the plan, if different from that of the issuer named below:

Hormel Foods Corporation Tax Deferred Investment Plan A

B.         Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hormel Foods Corporation

1 Hormel Place

Austin, MN   55912

507-437-5611

Hormel Foods Corporation
Tax Deferred Investment Plan A

Audited Financial Statements and Supplemental Schedule

Years Ended October 28, 2012 and October 30, 2011

Report of Independent Registered Public Accounting Firm

The Employee Benefits Committee

Hormel Foods Corporation Tax Deferred Investment Plan A

We have audited the accompanying statements of net assets available for benefits of the Hormel Foods Corporation Tax Deferred Investment Plan A as of October 28, 2012 and October 30, 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at October 28, 2012 and October 30, 2011, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of October 28, 2012, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Minneapolis, Minnesota

April 26, 2013

Hormel Foods Corporation
Tax Deferred Investment Plan A

Statements of Net Assets Available for Benefits

	October 28, 2012	October 30, 2011
Assets
Investments, at fair value	$502,417,677	$458,000,439
Receivables:
Contributions from Hormel Foods Corporation	11,178	11,534
Contributions from participants	307,715	293,868
Promissory notes from participants	11,091,475	10,428,013
Total receivables	11,410,368	10,733,415
Net assets available for benefits, at fair value	513,828,045	468,733,854
Adjustment from fair value to contract value for interest in fully benefit-responsive investment contracts	(18,640,338)	(10,214,553)
Net assets available for benefits	$495,187,707	$458,519,301

See accompanying notes.

Hormel Foods Corporation
Tax Deferred Investment Plan A

Statements of Changes in Net Assets Available for Benefits

	Year Ended October 28, 2012	Year Ended October 30, 2011
Additions:
Contributions from Hormel Foods Corporation	$3,688,721	$3,695,442
Contributions from participants	26,781,601	26,193,767
Employee rollover	1,860,758	1,700,987
Investment income	5,007,896	4,813,938
Interest income – promissory notes receivable	555,686	555,276
Total additions	37,894,662	36,959,410

Deductions:
Distributions	19,178,702	18,635,805
Administrative expenses	235,799	205,199
Total deductions	19,414,501	18,841,004

Net realized and unrealized appreciation in fair value of investments	18,188,245	30,651,042
Net additions	36,668,406	48,769,448
Net assets available for benefits at beginning of year	458,519,301	409,749,853
Net assets available for benefits at end of year	$495,187,707	$458,519,301

See accompanying notes.

Hormel Foods Corporation
Tax Deferred Investment Plan A

Notes to Financial Statements

October 28, 2012

1. Significant Accounting Policies

The accounting records of the Hormel Foods Corporation (the Company or the Sponsor) Tax Deferred Investment Plan A (the Plan) are maintained on the accrual basis.

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). The Plan records financial assets and liabilities at fair value. See Note 3 for further discussion of fair value measurements.

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements (ASU 2010-06). ASU 2010-06 amended Accounting Standards Codification 820, Fair Value Measurements and Disclosures (ASC 820), to clarify certain existing fair value disclosures and to require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2, and 3 of the fair value hierarchy and to present information regarding the purchases, sales, issuances, and settlements of Level 3 assets and liabilities on a gross basis. The guidance in ASU 2010-06 has been fully adopted for the plan year ending October 28, 2012.

In May 2011, the FASB issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (ASU 2011-04).  ASU 2011-04 amended ASC 820 to converge the fair value measurement guidance in U.S. generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures (although certain of these new disclosures will not be required for nonpublic entities). The amendments are to be applied prospectively and are effective for the plan year beginning October 29, 2012. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.

Hormel Foods Corporation
Tax Deferred Investment Plan A

Notes to Financial Statements (continued)

1. Significant Accounting Policies (continued)

All costs and expenses incurred in connection with the operation of the Plan with regard to the purchase and sale of investments and certain professional fees are paid by the Plan.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan’s year-end is the last Sunday of October.

The Plan is a contributory defined-contribution plan covering employees of the Company and certain eligible subsidiaries who have completed six months of eligibility service and worked at least 500 hours during those six months.

Employees who have not made a retirement savings election shall be deemed to have automatically elected to participate in the Plan at the automatic enrollment percentage (currently 3%). Participants who make a retirement savings election can authorize a deduction of 1% to 50% of their compensation for each pay period, subject to Internal Revenue Service (IRS) limitations. The Plan contains a diversified selection of funds intended to satisfy Section 404(c) of ERISA. Participants also may invest in self-directed brokerage accounts. The Company contributes a matching contribution, currently 50% of the participant’s contribution, not to exceed $900 per year for the plan years ended October 28, 2012 and October 30, 2011.

Each participant’s account is credited with the participant’s and the Company’s contributions and plan earnings and is charged with an allocation of administrative expenses if the employer does not pay those expenses from its own assets. Allocations are based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Hormel Foods Corporation
Tax Deferred Investment Plan A

Notes to Financial Statements (continued)

2. Description of the Plan (continued)

Employee contributions are always 100% vested in the participants’ plan accounts. Employer contributions are 100% vested except for Dan’s Prize Inc., which employs a three-year cliff vesting schedule. Forfeitures used to reduce employer contributions for the years ended October 28, 2012 and October 30, 2011, were $3,897 and $3,026, respectively. Cumulative forfeited nonvested accounts as of October 28, 2012 and October 30, 2011, were $1,301 and $417, respectively.

Most benefits are paid upon termination of service in a lump-sum amount equal to the vested value of a participant’s account, unless an eligible participant elects to defer the payment. Complete details of payment provisions are described in a Summary Plan Description, available from the Sponsor.  Benefits are recorded when paid.

Promissory notes receivable are loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Participants may borrow from their fund accounts a minimum of $500 up to a maximum of the lesser of $50,000 or 50% of their account balances. Loan terms range from one year to five years or up to fifteen years for the purchase of a primary residence. The loans are secured by the balance in a participant’s account. The interest rate is 2% over the prime rate of interest published in The Wall Street Journal on the date the loan is granted or, if the loan is for a primary residence, on the date the loan is requested.  Principal and interest are paid ratably through payroll deductions. No allowance for credit losses has been recorded as of October 28, 2012 or October 30, 2011. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

On November 21, 2011, the Plan adopted a 401(k)/401(m) safe harbor matching formula that is effective for the plan year beginning October 31, 2016. Beginning on that date, the Company will match 100% of the first 3% of eligible participant contributions plus 50% of the next 2% of eligible participant contributions. The matching contributions will be contributed no later than the last day of the fiscal plan year quarter following the plan year quarter in which the employee’s contribution was made.

The employer may, at its sole discretion, discontinue contributions or terminate the Plan at any time subject to the provisions of ERISA. Upon the Plan’s termination, all amounts credited to participants would become fully vested, and the assets of the Plan would be distributed to participants based on amounts previously credited to their respective accounts.

Hormel Foods Corporation
Tax Deferred Investment Plan A

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement

During the years ended October 28, 2012 and October 30, 2011, the Plan’s investments (including investments bought, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

	Year Ended October 28,	Year Ended October 30,
	2012	2011
Net appreciation (depreciation) in fair value during the year:
Pooled separate accounts	$14,628,665	$10,405,719
Separate trust accounts	4,581,620	2,969,865
Self-directed brokerage accounts	617,496	480,779
Nonpooled separate account (containing the Company’s common stock)	(1,639,536)	16,794,679
	$18,188,245	$30,651,042

Participants are authorized to invest up to 100% of the fair value of their net assets available for benefits in the Hormel Foods Corporation Stock Fund, which consists of the Company’s common stock and cash. Such investment totaled approximately 14% and 16% of total investments at October 28, 2012 and October 30, 2011, respectively.

Hormel Foods Corporation
Tax Deferred Investment Plan A

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

The fair value of individual investments that represent 5% or more of the Plan’s net assets is as follows:

	October 28, 2012	October 30, 2011
Nonpooled separate account:
State Street Corporation:
Hormel Foods Corporation Stock Fund	$67,854,087	$75,456,449

Pooled separate accounts:
Massachusetts Mutual Life Insurance Company:
Growth Option Fund	55,399,861	46,257,879
Aggressive Option Fund	52,342,596	48,240,528
Moderate Option Fund	25,811,986	23,645,150
Separate trust account:
State Street Corporation:
MainStay Large Cap Growth Fund	25,604,125	*
Insurance company general account:
Massachusetts Mutual Life Insurance Company:
General Investment Account	141,931,148	123,032,682

*Less than 5%

Hormel Foods Corporation
Tax Deferred Investment Plan A

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

The Plan accounts for its financial assets and liabilities in accordance with ASC 820, which are carried at fair value on a recurring basis in its financial statements. ASC 820 establishes a fair value hierarchy that requires assets and liabilities measured at fair value to be categorized into one of three levels based on the inputs used in the valuation. Assets and liabilities are classified in their entirety based on the lowest level of input significant to the fair value measurement. The three levels are defined as follows:

•                 Level 1: Observable inputs based on quoted prices (unadjusted) in active markets for identical assets or liabilities.

•                 Level 2: Inputs other than quoted prices in active markets for identical assets and liabilities that are observable, either directly or indirectly, for substantially the full term of the asset or liability. Level 2 inputs include the following:

–                Quoted prices for similar assets and liabilities in active markets

–                Quoted prices for identical or similar assets or liabilities in markets that are not active

–                Observable inputs other than quoted prices that are used in the valuation of the assets or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

–                Inputs that are derived principally from or corroborated by observable market data by correlation or other means

•                 Level 3: Unobservable inputs that reflect an entity’s own assumptions about what inputs a market participant would use in pricing the asset or liability based on the best information available in the circumstances.

The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Hormel Foods Corporation
Tax Deferred Investment Plan A

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

Pooled Separate Accounts

Fair value represents the net asset value (NAV) of the fund shares, which is calculated based on the valuation of the funds’ underlying investments at fair value at the end of the year. The investments are public investment vehicles, which are valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, excluding transaction costs, minus its liabilities, and then divided by the number of shares outstanding.

The lifecycle funds include investments in highly diversified funds designed to remain appropriate for investors in terms of risk through a variety of life circumstances. These funds contain a mix of domestic and foreign equities, fixed income investments, and cash.

The U.S. equities funds include a mix of predominately U.S. common stocks, bonds, and cash.

The fixed income fund includes a mix of domestic and foreign securities, including corporate obligations, government securities, and mortgage-backed and other asset-backed securities, common stocks, and cash.

The pooled separate accounts are deemed to be Level 2 investments unless the separate account includes a general investment account. A general investment account is adjusted for contract value and is therefore deemed to be a Level 3 investment. See below for a description of the General Investment Account included within the Stable Value Fund.

Separate Trust Accounts

The separate trust accounts consist primarily of marketable securities valued at the last reported sales price on the last business day of the year and are therefore deemed to be a Level 1 investment.

The U.S. equities funds include a mix of predominately U.S. common stocks and cash.

The international equities fund includes a mix of predominately foreign common stocks and cash.

Hormel Foods Corporation
Tax Deferred Investment Plan A

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

The fixed income fund includes a mix of U.S. and foreign-issued corporate bonds, common stocks, and cash.

Nonpooled Separate Account

The nonpooled separate account consists of common stock of the Company, which is valued at the last reported sales price on the last business day of the year, and a portion of uninvested cash, which is reported at carrying value as maturities are less than three months. This nonpooled separate account is deemed to be a Level 1 investment.

Self-Directed Brokerage Assets

The self-directed brokerage assets consist of common stock, preferred stock, mutual funds, and federal bonds, which are valued at the last reported sales price on the last business day of the year, and uninvested cash, which is recorded at carrying value as maturities are less than three months. These assets are deemed to be a Level 1 investment.

Stable Value Fund

The investment in the stable value fund (the General Investment Account) is reported at fair value with a reported adjustment to contract value shown in the statements of net assets available for benefits; therefore, the General Investment Account is deemed to be a Level 3 investment. The statements of changes in net assets available for benefits are prepared on a contract value basis. The Plan’s insurance company general account contract is fully benefit responsive. Benefit responsiveness is defined as the extent to which a contract’s terms and the Plan permit or require participant-initiated withdrawals at contract value.

Hormel Foods Corporation
Tax Deferred Investment Plan A

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

The benefit-responsive investment contract with Massachusetts Mutual Life Insurance Company (MassMutual) is a general account evergreen group annuity contract. MassMutual maintains the contributions in a general account. Specific securities within the general account are not attributed to the investment contract with the Plan. The Plan owns a series of guarantees that are embedded in the insurance contract. The contractual guarantees are backed up by the full faith and credit of MassMutual, the contract issuer. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. MassMutual is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer and includes such factors as investment year method experience of the underlying contract or pool, projected levels of cash flows within the current interest rate environment, and the projected maturity of the underlying investments. Such interest rates are reviewed on a semiannual basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the Sponsor or other Sponsor event (e.g., divestures or spin-offs of a subsidiary) that causes a significant withdrawal from the Plan; or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The Guaranteed Income Account contract does not allow the insurance company to terminate the agreement prior to a breach of the contract terms by the investor. The Plan may terminate the contract on the contract anniversary date with 90 days prior notice.

The crediting interest rate on the General Investment Account was 3.20% and 3.55% as of October 28, 2012 and October 30, 2011, respectively. The average yield was 2.80% during plan year 2012 and 3.10% during plan year 2011, which approximates the actual interest rate credited to the plan participants.

Hormel Foods Corporation
Tax Deferred Investment Plan A

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

The investments of the Plan that are measured at fair value on a recurring basis as of October 28, 2012 and October 30, 2011, and their level within the fair value hierarchy, are as follows:

	Fair Value Measurements at October 28, 2012
	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments at fair value:
Pooled separate accounts:
Lifecycle funds	$139,949,427	$–	$133,554,443	$6,394,984
U.S. equity funds	42,435,859	–	42,435,859	–
Fixed income fund	12,537,242	–	12,537,242	–
Total pooled separate accounts	194,922,528	–	188,527,544	6,394,984

Separate trust accounts:
U.S. equity funds	49,986,941	49,986,941	–	–
International equity fund	21,399,308	21,399,308	–	–
Fixed income fund	12,390,894	12,390,894	–	–
Total separate trust accounts	83,777,143	83,777,143	–	–

Nonpooled separate account:
Hormel Foods Corporation Stock Fund	67,854,087	67,854,087	–	–

Self-directed brokerage accounts	13,932,771	13,932,771	–	–

General Investment Account	141,931,148	–	–	141,931,148
	$502,417,677	$165,564,001	$188,527,544	$148,326,132

Hormel Foods Corporation
Tax Deferred Investment Plan A

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

	Fair Value Measurements at October 30, 2011
	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments at fair value:
Pooled separate accounts:
Lifecycle funds	$123,428,707	$–	$118,143,557	$5,285,150
U.S. equity funds	36,797,127	–	36,797,127	–
Fixed income fund	9,142,909	–	9,142,909	–
Total pooled separate accounts	169,368,743	–	164,083,593	5,285,150

Separate trust accounts:
U.S. equity funds	45,662,143	45,662,143	–	–
International equity fund	21,385,527	21,385,527	–	–
Fixed income fund	9,960,481	9,960,481	–	–
Total separate trust accounts	77,008,151	77,008,151	–	–

Nonpooled separate account:
Hormel Foods Corporation Stock Fund	75,456,449	75,456,449	–	–

Self-directed brokerage accounts	13,134,414	13,134,414	–	–

General Investment Account	123,032,682	–	–	123,032,682
	$458,000,439	$165,599,014	$164,083,593	$128,317,832

Hormel Foods Corporation
Tax Deferred Investment Plan A

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

A reconciliation of the beginning and ending balance of the investments measured at fair value using significant unobservable inputs (Level 3) is as follows:

	General Investment Account	Pooled Separate Account (Lifecycle Fund)	Total
Balance, October 31, 2010	$107,939,430	$3,597,901	$111,537,331
Purchases	42,810,105	3,298,350	46,108,455
Sales	(32,502,479)	(1,787,613)	(34,290,092)
Interest and dividend income*	3,562,480	865	3,563,345
Realized gains**	–	67,745	67,745
Unrealized gains relating to investments still held at the report date**	1,223,146	107,902	1,331,048
Balance, October 30, 2011	123,032,682	5,285,150	128,317,832
Purchases	35,471,124	2,107,768	37,578,892
Sales	(28,710,132)	(1,315,282)	(30,025,414)
Interest and dividend income*	3,711,690	3	3,711,693
Realized gains**	–	70,071	70,071
Unrealized gains relating to investments still held at the report date**	8,425,784	247,274	8,673,058
Balance, October 28, 2012	$141,931,148	$6,394,984	$148,326,132

*    Included in investment income, statements of changes in net assets available for benefits

**  Included in net realized and unrealized appreciation in fair value of investments, statements of changes in net assets available for benefits

Hormel Foods Corporation
Tax Deferred Investment Plan A

Notes to Financial Statements (continued)

4. Income Tax Status

The Plan has received a determination letter from the IRS dated February 4, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.

U.S. GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of October 28, 2012, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes the Plan is no longer subject to income tax examinations for years prior to the plan year ending October 2009.

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market volatility, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Hormel Foods Corporation
Tax Deferred Investment Plan A

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)

EIN: 41-0319970 Plan Number: 050

October 28, 2012

Identity of Issuer, Borrower, Lessor, or Similar Party	Number of Shares/Units Held	Current Value

Nonpooled separate account:
State Street Corporation:*
Hormel Foods Corporation Stock Fund	1,868,920 units	$67,854,087

Insurance company general account:
Massachusetts Mutual Life Insurance Company:*
General Investment Account, contract value	6,374,521 units	123,290,810

Pooled separate accounts:
Massachusetts Mutual Life Insurance Company:*
Aggressive Option Fund	4,343,388 units	52,342,596
Moderate Option Fund	2,150,449 units	25,811,986
Conservative Option Fund	556,246 units	6,394,984
Growth Option Fund	4,627,025 units	55,399,861
Select Fundamental Value Fund (Wellington)	114,376 units	18,833,945
Select Large Cap Value Fund (Columbia/Huber)	61,299 units	12,039,678
MM S&P 500 Index Fund (Northern Trust)	83,596 units	11,562,236
Premier Core Bond Fund (Babson Capital)	5,938 units	12,537,242
Total pooled separate accounts		194,922,528

Separate trust accounts:
State Street Corporation:*
CRM Small Cap Value Fund	917,966 units	11,023,504
Dodge & Cox International Stock Fund	2,016,477 units	21,399,308
MainStay Large Cap Growth Fund	2,312,958 units	25,604,125
Black Rock High Yield Bond Fund	685,109 units	12,390,894
Wasatach Small Cap Growth Fund	1,240,647 units	13,359,312
Total separate trust accounts		83,777,143

Self-directed brokerage assets	Various common stocks, mutual funds, and other investments	13,932,771

Promissory notes*	Varying maturity dates with interest rates ranging from 5.25% to 10.50%	11,091,475
Total assets (held at end of year)		$494,868,814

*Indicates a party in interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

HORMEL FOODS CORPORATION TAX DEFERRED INVESTMENT PLAN A

Date: April 26, 2013	By:	/s/ JODY H. FERAGEN
JODY H. FERAGEN
Executive Vice President
and Chief Financial Officer,
Hormel Foods Corporation

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm